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                                                                   EXHIBIT 99.1
Contact: Bruce C. Wheatley             Jim Fingeroth/Ruth Pachman/
    Commercial Intertech               Andrea Bergofin
    330-740-8580                       Kekst and Company
                                       212-593-2655

                                                          FOR IMMEDIATE RELEASE

                COMMERCIAL INTERTECH BOARD DECLARES SPIN-OFF OF
                 FAST-GROWING CUNO FLUID FILTRATION SUBSIDIARY

  -- Key Element In Strategic Plan to Unlock Significant Shareholder Value --

       -- Full Benefit of Cuno Market Appreciation Potential Will Go To
           Commercial Intertech Shareholders, Not United Dominion --

Youngstown, Ohio: July 29, 1996--Commercial Intertech Corp. (NYSE: TEC) announced today that its Board of Directors has declared a dividend to Commercial Intertech common shareholders of 100 percent of the common stock of Cuno Incorporated, its fluid filtration and purification subsidiary. The new Cuno shares will be distributed on the basis of one common share of Cuno for each Commercial Intertech common share outstanding, payable to holders of record as of the close of business on August 9, 1996.

Paul J. Powers, Chairman of the Board and Chief Executive Officer of Commercial Intertech, said, "The spin-off of Cuno is a key step in our strategic plan to unlock value for Commercial Intertech shareholders, and fulfills the plan established earlier this year to separate Cuno from Commercial Intertech. Today's action will also ensure that our shareholders, rather than United Dominion Industries, Ltd., will realize the full benefits of Cuno's leading position in the worldwide fluid filtration business and its long-term growth potential."

Cuno has grown steadily over the last five years. Its revenues have increased from $131.0 million in fiscal 1991 to $162.7 million in fiscal 1995, and its operating income has risen from $5.9 million to $10.8 million over the same period. For the first six months of fiscal 1996 ended April 30, 1996, Cuno posted revenues of $86.1 million, up 11% from $77.3 the first six months of 1995, and operating income of $7.6 million, up 63% from $4.7 million in the prior year period.

Commercial Intertech also announced that it has entered into a new $190 million credit facility with a group of banks led by Mellon Bank, N.A. The new facility will provide funds for Cuno, and, among other purposes, completion of Commercial Intertech's previously announced 2.5 million share repurchase program, under which the company has repurchased approximately 1.9 million shares to date.

Commercial Intertech also announced that its Board of Directors today declared a regular quarterly cash dividend on Commercial Intertech's common stock of $.135 per share, payable September 13, 1996, to shareholders of record on August 30, 1996.

"The separation of Commercial Intertech and Cuno will provide our shareholders with the full benefit of the higher stock market multiple valuation for Cuno that is expected to result, and should enable each of the companies to realize their full potential as independent companies," Mr. Powers added. "We are very optimistic about the prospects of both companies. Commercial Intertech will concentrate on its core industrial businesses. Cuno is an outstanding company, with an excellent record and fine growth prospects. The Board of Directors and management of each of Commercial Intertech and Cuno will be focused on delivering superior value to shareholders in the long term."

Mr. Powers noted that the spin-off will permit each of the companies to establish compensation plans that relate directly to the performance of their respective businesses and will allow management of each company to focus better on the development of their respective businesses. In addition, Cuno's publicly traded common stock should provide an attractive currency for growth through future acquisitions.

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